Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of August 6, 2018 between Andrew Stranberg and Stran & Company, Inc. (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership in shares of common stock, par value $0.0001 per share, of Long Blockchain Corp. Each Party hereto agrees that the Schedule 13D, dated August 6, 2018, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

/s/ Andrew Stranberg
Andrew Stranberg

STRAN & COMPANY, INC.

By:	/s/ Andrew Stranberg
Andrew Stranberg
Chief Executive Officer